Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191483

PROSPECTUS SUPPLEMENT NO. 2

To Prospectus dated February 10, 2014

3,528,580 Shares

RING ENERGY, INC.

Common Stock

This prospectus supplement no. 2 supplements the supplemented prospectus dated February 10, 2014 (the “Prospectus”), relating to the offering and resale by the Selling Stockholders identified in the Prospectus of up to 3,528,580 outstanding shares (the “Resale Shares”) of common stock, $.001 par value, of Ring Energy, Inc., a Nevada corporation (“Common Stock”). We will not receive any proceeds from the sale of any Resale Shares sold by the Selling Stockholders.

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on March 3, 2014.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized, except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Stock is traded on the NYSE MKT under the symbol “REI”. On February 28, 2014, the last reported sales price of our Common Stock was $13.79 per share.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 7 of the Prospectus in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 3, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 27, 2014

Ring Energy, Inc.

(Exact Name of Registrant as Specified in Charter)

Nevada	001-36057	90-0406406
(State or Other Jurisdiction of Incorporation)	Commission File Number	(IRS Employer Identification No.)

200 N. Loraine Street, Suite 1245 Midland, Texas	79701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (432) 682-7464

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets

On February 27, 2014, Ring Energy, Inc. (“Ring”) completed its acquisition (the “Acquisition”) of certain assets pursuant to its previously announced Purchase and Sale Agreement, dated February 4, 2014 (the “Purchase Agreement”), between Ring and Raw Oil & Gas, Inc., JDH Raw Energy LC, and Smith Energy Company, as sellers (the “Sellers”), for a purchase price of approximately $6.45 million in cash.

The assets acquired by Ring pursuant to the Purchase Agreement consist of approximately 2,481 gross (1,5767 net) acres, located in Andrews and Gaines Counties, in the Permian Basin of Texas. The acreage, comprised of 92 separate leases, includes both “developed” and “undeveloped” parcels and is in close proximity to Ring’s existing Permian Basin assets. The “developed” area is comprised of approximately 907 net acres with current net production of 42 BOEs (Barrel of Oil Equivalent) per day from the San Andres and Glorieta formations and is over 92% oil. The “undeveloped” area is comprised of approximately 660 net acres.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Ring on February 7, 2014.

Item 7.01. Regulation FD Disclosure

A copy of the press release relating to the closing of the Acquisition is attached hereto as Exhibit 99.1 and is incorporated into this Item 7.01 by reference.

Item 9.01 Financial Statements and Exhibits

(a)	Financial Statements of Businesses Acquired.

Given that Ring will file its consolidated financial statements as of December 31, 2013 (“Year End Financial Statements”) after the completion of the Acquisition but prior to the expiration of the 71 calendar day period after the date this Current Report must be filed (provided for in Item 9.01 of Form 8-K), no financial statements of the Business Acquired shall be required to be filed because the Acquisition will not be significant based on the Year End Financial Statements.

(b)	Pro Forma Financial Information.

Given that Ring will file its Year End Financial Statements after the completion of the Acquisition but prior to the expiration of the 71 calendar day period after the date this Current Report must be filed (provided for in Item 9.01 of Form 8-K), no pro forma financial information shall be required to be filed because the Acquisition will not be significant based on the Year End Financial Statements.

(d)	Exhibits.

Exhibit Number	Description
99.1	Press Release of Ring Energy, Inc., dated March 4, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ring Energy, Inc.

Date: March 3, 2014	By:	/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

March 4, 2014	NYSE MKT – REI

RING ENERGY CLOSES

PERMIAN BASIN ACREAGE ACQUISITION

Adds Reserves, Drilling Locations / Contracts Second Drilling Rig

Midland, TX. March 4, 2014 – Ring Energy, Inc. (NYSE MKT: REI) (“Ring”)(“Company”) announced today it has finalized the acquisition of 2,481 gross (1,567 net) acres located in Andrews and Gaines Counties, Texas.

The acreage, comprised of 92 separate leases, includes both “developed” and “undeveloped” parcels and is in close proximity to existing Company-owned Permian Basin assets that are currently in varying stages of development. The “developed” area is comprised of 907 net acres with current net production of 42 BOEs (Barrel of Oil Equivalent) per day from the San Andres and Glorieta formations and is over 92% oil. In addition to the producing wells currently on the properties, internal engineering has identified 57 new PUD (Proved Undeveloped) drilling locations in the San Andres on 20 and 10 acre spacing, with the potential for additional locations through increased in-fill drilling and development, as well as up to ten additional Glorieta wells on 40 acre spacing. Management is confident that the current production can be enhanced by the addition of new pay intervals and the re-stimulation of the new and current zones. The “undeveloped” area is comprised of 660 net acres. Internal engineering has identified 157 new potential drilling locations in the San Andres on 10 acre spacing. In addition to the San Andres, internal engineering has also identified opportunities in other pay zones, including the Glorieta. Ring will be the operator and have an average working interest of 81% and average net revenue interest of 61%. The Company’s initial reserve estimates, as determined by internal engineering evaluations, indicate the “developed” leases have an estimated 1.45 million BOEs of proved reserves net to Ring, exclusive of any additional probable or possible oil reserves. The transaction purchase price is $6.45 million and is to be paid from existing cash balances. The closing on the acreage occurred February 27, 2014, with a January 1, 2014 effective date.

Ring has added 12,940 net acres since January 2013, including today’s announcement. The Company’s total acreage position is 26,343 net acres; 12,111 net acres in Andrews and Gaines Counties, Texas and 14,232 net acres in Gray, Finney and Haskell Counties, Kansas.

Ring also announced the addition of a second drilling rig which is on site and has commenced drilling. The Company had previously announced their intentions to add a second rig by mid-year 2014 and projected drilling approximately 105 new development wells. Based on the addition of the second rig in mid-February, the Company now projects drilling approximately 130 new development wells in 2014.

Mr. Kelly Hoffman, CEO of Ring stated, “From day one our personnel have been very focused and have done an excellent job of growing Ring through the internal development of existing assets and, more importantly, adding more acreage, production and reserves by way of leasing and additional acquisitions. We have experienced interruptions due to weather which impact our production but our results continue to be encouraging and we felt there was no reason to delay the addition of a second rig. With the completion of this last acquisition we can accelerate our development program and continue to aggressively look for opportunities that compliment our existing properties.”

About Ring Energy, Inc.

Ring Energy, Inc. is an oil and gas exploration, development and production company with current operations in Texas and Kansas.

www.ringenergy.com

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve a wide variety of risks and uncertainties, including, without limitations, statements with respect to the Company’s strategy and prospects. Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s reports filed with the SEC, including its Form 10-K for the fiscal year ended December 31, 2012, its Form 10-Q for the quarter ended September 30, 2013, and its other filings with the SEC. Readers and investors are cautioned that the Company’s actual results may differ materially from those described in the forward-looking statements due to a number of factors, including, but not limited to, the Company’s ability to acquire productive oil and/or gas properties or to successfully drill and complete oil and/or gas wells on such properties, general economic conditions both domestically and abroad, and the conduct of business by the Company, and other factors that may be more fully described in additional documents set forth by the Company.

For further information contact:

Bill Parsons, K M Financial, Inc.

(702) 489-4447